Exhibit (a)(13)

September 24, 2006
The Board of Directors
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario M5H 4B7
To the Board of Directors:
     RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that CVRD Canada Inc., a wholly-owned subsidiary of Companhia Vale do Rio Doce (“CVRD”), has made an offer (the “CVRD Offer”) to acquire all of the outstanding common shares (the “Inco Shares”) of Inco Limited (the “Company”) at a price of Cdn.$86.00 in cash per Inco Share. The terms of the CVRD Offer are more fully described in a take-over bid circular dated August 14, 2006 (the “CVRD Circular”), which has been mailed to holders of Inco Shares (the “Inco Shareholders”).
     The board of directors of the Company (the “Board”) has retained RBC to provide advice and assistance to the Board in evaluating the CVRD Offer, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the consideration offered under the CVRD Offer from a financial point of view to the Inco Shareholders (the “Fairness Opinion”). RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.
Engagement
     RBC was formally engaged by the Board through an agreement between the Company and RBC dated August 30, 2005 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, pursuant to the Engagement Agreement, RBC is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the notice of change to directors’ circular to be mailed to Inco Shareholders in connection with the CVRD Offer and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada and the United States. Pursuant to the Engagement Agreement: (i) on May 29, 2006, RBC delivered to the Board, RBC’s opinion that the consideration offered under the offer made by Teck Cominco Limited (“Teck”) on May 23, 2006 was inadequate from a financial point of view to the Inco Shareholders other than Teck and its affiliates, (ii) on June 25, 2006, in connection with an agreement entered into between the Company and Phelps Dodge Corporation (“Phelps Dodge”) on June 25, 2006 (the “Combination Agreement”) pursuant to which Phelps Dodge would acquire all of the Inco Shares under a plan of arrangement (the “Arrangement”), RBC delivered to the Board, RBC’s opinion that the consideration offered under the Arrangement was fair from a financial point of view to the Inco

Shareholders and (iii) on July 16, 2006, RBC delivered to the Board, RBC’s opinion that the consideration offered under the Arrangement, as subsequently amended pursuant to a waiver and amendment agreement entered into between the Company and Phelps Dodge on July 16, 2006, was fair from a financial point of view to the Inco Shareholders.
     RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, CVRD or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, CVRD or the CVRD Offer.
Credentials of RBC Capital Markets
     RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
     In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:
1.	the most recent draft, dated September 23, 2006, of the notice of change to directors’ circular of the Company recommending acceptance of the CVRD Offer (the “Draft Notice of Change”);

2.	the notice of change to directors’ circular of the Company dated September 5, 2006 issued in connection with the CVRD Offer and relating to the termination of the Combination Agreement pursuant to a termination agreement entered into between the Company and Phelps Dodge as of September 5, 2006;

3.	the notice of change to directors’ circular of the Company dated August 28, 2006 recommending rejection of the CVRD Offer;

4.	the directors’ circular of the Company dated August 15, 2006 making no recommendation with respect to the CVRD Offer;

5.	the CVRD Circular;

6.	audited financial statements of the Company for each of the three years ended December 31, 2003, 2004 and 2005;

7.	the unaudited interim report on Form 10-Q of the Company for each of the three months ended March 31 and June 30, 2006;

8.	annual reports of the Company for each of the two years ended December 31, 2004 and 2005;
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9.	the annual report on Form 10-K of the Company for each of the two years ended December 31, 2004 and 2005;

10.	the Notices of Annual and Special Meetings of Shareholders and Proxy Statements of the Company for each of the two years ended December 31, 2004 and 2005;

11.	historical segmented financial information of the Company for each of the three years ended December 31, 2003, 2004 and 2005;

12.	unaudited projected financial statements for the Company prepared by management of the Company for the years ending December 31, 2006 through December 31, 2023;

13.	discussions with senior management of the Company;

14.	discussions with the Company’s legal counsel;

15.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

16.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

17.	public information regarding the global mining industry;

18.	representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

19.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.
     RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors of the Company and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of the Company and the reports of the auditors thereon.
Assumptions and Limitations
     With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information in all material respects as determined by RBC. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
     Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act (Ontario)) or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the CVRD Offer and
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did not and does not omit to state a material fact in respect of the Company and its subsidiaries, taken as a whole, or the CVRD Offer necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.
     In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the CVRD Offer will be met and that the disclosure provided or incorporated by reference in the CVRD Circular and Draft Notice of Change with respect to the Company, its subsidiaries and affiliates and the CVRD Offer is accurate in all material respects.
     The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the CVRD Offer.
     The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.
     RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Inco Shareholder as to whether to tender their Inco Shares to the CVRD Offer.
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Fairness Conclusion
     Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration offered under the CVRD Offer is fair from a financial point of view to the Inco Shareholders.
Yours very truly,

RBC DOMINION SECURITIES INC.
RBC CAPITAL MARKETS